DLA Piper Rudnick Gray Cary US LLP
4700 Six Forks Road, Suite 200
Raleigh, North Carolina 27609-5244
T 919.786.2000
F 919.786.2200
W www.dlapiper.com

ROBERT H. BERGDOLT
robert.bergdolt@dlapiper.com
T 919.786.2002 F 919.786.2202

January 6, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Elaine Wolff, Esq., Legal Branch Chief, Mail Stop 4561

 Charito A. Mittelman, Esq., Mail Stop 4561

Re:	KBS Real Estate Investment Trust, Inc.
Registration Statement on Form S-11/A-4
Filed December 12, 2005
Registration No. 333-126087

(Confidential, For Use of the Commission Only)

Ladies and Gentlemen:

Thank you for your letter dated December 28, 2005 and for discussing your comment with us last week. We are supplementally providing you with our proposed response to your comment.

Form S-11

Prior Performance Summary, beginning on page 96

1.	We note the last sentence of your response to previous comment 2 that Account 5/95 had not yet achieved the stipulated return to investors and what appears to be related disclosure in the third paragraph on page 99 regarding a less than expected return on the investment. Please expand the disclosure on page 99 to identify the funds referenced in that third paragraph and to quantify the expected rate(s) of return and the actual rate(s) of return.

Response: Although Commingled Account 5/95 had not achieved the stipulated return to investors as of December 31, 2004, which is the date of the

Securities and Exchange Commission

January 6, 2006

information provided in Table II of the prior performance tables, Commingled Account 5/95 has now achieved the stipulated return for the investors and paid incentive fees. Commingled Account 5/95 was not affected by the economic conditions discussed on page 99 of Amendment No. 4. The funds affected by these economic conditions are all in their operating stage. We have revised the registration statement to provide additional disclosure with respect to the incentive fees payable by the funds, to identify the funds affected by the economic conditions discussed on page 99 and to discuss the effect of these economic conditions on the funds.

Attached are two versions of our proposed changes to the registration statement to address the above comment. Option A includes (1) a discussion of the incentive fees payable to KBS affiliates in both the prior performance summary and in footnote 10 to Table II and (2) additional disclosure related to the funds affected by the economic conditions discussed on page 99 of Amendment No. 4. Option B includes (1) the same discussion of incentive fees but only as a footnote to Table II (and not in the prior performance summary) and (2) the additional disclosure related to the funds affected by the economic conditions discussed on page 99 of Amendment No. 4.

Please advise us of whether Option A or Option B addresses your comment. Our preference is Option B.

Very truly yours,

/s/ ROBERT BERGDOLT

Robert H. Bergdolt

cc:	Charles J. Schreiber, Jr., Chief Executive Officer
KBS Real Estate Investment Trust, Inc.

OPTION A

PRIOR PERFORMANCE SUMMARY

During the 10-year period ending December 31, 2004, two of our sponsors, Peter M. Bren and Charles J. Schreiber, Jr., have teamed to invest, manage, develop and sell high-quality U.S. commercial real estate assets for institutional investors. Together, they founded KBS Realty Advisors LLC, a registered investment adviser with the Securities and Exchange Commission and a nationally recognized real estate investment adviser. Since the formation of the first investment adviser affiliated with Messrs. Bren and Schreiber in 1992, investment advisers affiliated with Messrs. Bren and Schreiber have sponsored nine private real estate funds. We refer to the investment advisers affiliated with Messrs. Bren and Schreiber as KBS investment advisers.

The information presented in this section represents the historical experience of the real estate funds sponsored by KBS investment advisers as of December 31, 2004. By purchasing shares in this offering, you will not acquire any ownership interest in any funds to which the information in this section relates and you should not assume that you will experience returns, if any, comparable to those experienced by the investors in the real estate funds discussed. Further, the funds discussed in this section were conducted through privately held entities that were subject neither to the up-front commissions, fees and expenses associated with this offering nor all of the laws and regulations that will apply to us as a publicly offered REIT. We have omitted from this discussion information regarding the prior performance of entities for which an institutional investor engaged a KBS investment adviser if the investor had the power to reject the real estate acquisitions proposed by the KBS investment adviser. Such entities are not considered “funds” or “programs” as those terms are used in this prospectus.

Of the nine real estate funds that KBS investment advisers have sponsored, six of those were multi-investor, commingled funds and three were single-client, separate accounts. All of the prior funds were limited partnerships for which affiliates of Messrs. Bren and Schreiber act or acted as a general partner. In all cases, affiliates of Messrs. Bren and Schreiber had responsibility for acquiring, investing, managing, developing and selling the real estate assets of each of the funds. One of the multi-investor, commingled funds formed, managed and liquidated a private REIT that owned 10 retail properties.

Thirty-eight institutional investors have invested approximately $1.8 billion of equity in the nine real estate funds sponsored by KBS investment advisers. These institutional investors include public and corporate pension funds, endowments and foundations. Please see Table II under “Prior Performance Tables” in this prospectus for more information regarding the experience of our sponsors in raising funds from investors.

On behalf of these 38 institutional investors, KBS investment advisers have invested approximately $2.8 billion (including equity, debt and reinvestment of income and sales proceeds) in 266 real estate investments. No debt financing was used in acquiring the properties of six of the nine funds.

Each of these funds have or had (three of the funds have been fully liquidated) investment objectives that are similar to ours. For each of the funds, the KBS investment adviser has focused on acquiring a diverse portfolio of real estate investments. The KBS investment adviser typically diversified the portfolios of the funds by property type and geographic region as well as investment size and investment risk. In constructing the portfolios for the funds, the KBS investment adviser specialized in acquiring a mix of value-added, enhanced-return and core real estate assets, focusing primarily on value-added and enhanced-return properties. Value-added and enhanced-return assets are assets that are undervalued or that could be repositioned to enhance their value. Like the prior funds, we will also seek to diversify our assets by investment risk by acquiring both core and enhanced-return commercial properties and other real estate-related assets. We expect to invest primarily in core investments but to make approximately 30% of our investments in enhanced-return properties.

Substantially all of the assets acquired by the funds have involved commercial properties. In the aggregate, the capital invested by the funds in the various asset types is as follows: 65% office, 16% commercial mortgage-backed securities, 9% mortgage loans, 5% industrial, 4% retail and 1% in land, mezzanine debt and residential properties. The prior KBS funds have purchased, originated and serviced approximately $255 million (face value amount at purchase or origination) in 21 mortgage loans, excluding an interest in a CMBS portfolio in which a fund held a 25.78% interest. The prior funds purchased the bulk of these loans (approximately $179 million representing 14 of the loans) through the acquisition of loan portfolios purchased at a discount. A KBS affiliate then serviced the loans and, in many cases, foreclosed on the loans and managed the underlying assets. The balance of the loans were largely participating loans related to the development of properties (in most cases single-family residential properties). Accordingly, KBS affiliates have substantial experience investing in both commercial properties and other types of real estate-related investments.

The KBS investment advisers for the prior funds also sought to diversify the investments of the funds by geographic region as illustrated by the chart below. This chart shows investments in different geographic regions by invested capital. KBS investment advisers have emphasized their investment activity within those regions that have exhibited the potential for strong or sustainable growth. All investments by the funds were within the United States. Capital invested in the various geographic regions is as follows: 37% East, 26% South, 24% West, and 13% Midwest.

In seeking to diversify the portfolios of the funds by investment risk, KBS investment advisers have purchased both low risk, high-quality properties and high-quality but under-performing properties in need of repositioning. Substantially all of the properties purchased by the funds had prior owners and operators.

KBS investment advisers have invested over $2.8 billion (including equity, debt and reinvestment of income and sales proceeds) for its clients. As of December 31, 2004, KBS investment advisers had sold 200 properties on behalf of these nine funds, which is 75% of all properties they had acquired, and continued to manage 66 income-generating properties. The KBS investment advisers will manage these assets to significantly increase their operating cash flows. KBS investment advisers anticipate that they will sell these assets when they believe market conditions and property positioning have maximized their value.

Though the prior funds were not subject to the up-front commissions, fees and expenses associated with this offering, the other funds have fee arrangements with KBS affiliates structured similar to ours. The percentage of the fees varied based on the market factors at the time the particular fund was formed. Historically a majority of the other funds paid (i) asset management fees, (ii) acquisition fees and (iii) real estate commissions, disposition fees and/or incentive fees based on participation interests in the net cash flows of the funds’ assets after achieving a stipulated return for the investors or based on gains from the sale of assets.

Please see Tables II and III under “Prior Performance Tables” in this prospectus for more information regarding the fees paid to KBS affiliates by these prior funds and the operating results of these prior funds. Only two of the funds represented in Table II, which we refer to as Commingled Account 12/95 and

Commingled Account 6/99, paid incentive fees during the three years ended December 31, 2004. Two of the seven funds, Commingled Account 6/98 and Commingled Account 6/99, pay incentive fees based on gains from the sale of assets. The incentive fees for the remaining five funds represented in Table II, which we refer to as Commingled Account 5/95, Commingled Account 12/95, Commingled Account 12/96, Separate Account 10/97 and Separate Account 12/98, are back-end fees based on participation interests in the net cash flows of the funds’ assets after achieving a stipulated return for the investors. These back-end incentive fees will be paid during the final liquidation stage of the funds. Only two of these five funds, Commingled Account 12/95 and Commingled Account 5/95, are currently in their liquidation stage. Although Commingled Account 5/95 is in its liquidation stage and had not paid incentive fees as of December 31, 2004, as of the date of this prospectus Commingled Account 5/95 had achieved the stipulated return for the investors and paid incentive fees.

Adverse changes in general economic conditions have occasionally affected the performance of the prior funds. For example, in the mid-1990s, in an effort to take advantage of what the KBS investment advisers believed was attractive, discounted portfolio pricing, five of the prior funds invested in real estate portfolios in the Southwest, primarily in Arizona and Texas. These portfolios were composed principally of smaller Class B buildings. The recession, beginning around 1999, resulted in more business failures among smaller tenants typical to Class B buildings. This resulted in higher vacancy rates for these buildings and in the funds investing additional capital to cover the costs of re-letting the properties. The funds also retained the buildings for a longer period of time so that the buildings would be sufficiently leased for disposition. The five funds that made such investments were Commingled Account 12/96, Commingled Account 6/98, Commingled Account 6/99, Separate Account 10/97 and Separate Account 12/98. Also in the late 1990s, three funds, Commingled Account 6/98, Commingled Account 6/99 and Separate Account 12/98, made investments in real estate located in the Northeast, primarily in Massachusetts. At that time, this area had a high concentration of tenants that were tech companies. While the funds did not have a significant number of tech companies as their tenants, the collapse of the dot-com market did result in a significant amount of office-building space being returned to the marketplace, increasing vacancy rates and substantially lowering market rents. As a result, rental rates in the buildings owned by these funds decreased on newly leased space and renewals in buildings. The area’s higher vacancy rates also increased the period of time it took the KBS investment advisers to get the properties to the planned stabilized occupancy level for disposition. All of the funds discussed in this paragraph are still in their operating stage. These adverse market conditions reduced the distributions made by these funds and may cause the total returns to investors to be lower than they otherwise would.

Please see Tables III, IV and V under “Prior Performance Tables” in this prospectus for more information regarding the operating results of the prior funds sponsored by KBS investment advisers, information regarding the results of the completed funds and information regarding the sales or disposals of properties by these funds.

To execute their business strategy, Messrs. Bren and Schreiber have organized their team of real estate professionals by markets. Regional Presidents, Acquisition/Disposition Officers and Asset Managers have specific market responsibility. The map below details those professionals, their regional responsibility and their target markets. The attached map also shows the regional offices KBS Realty Advisors has recently opened in San Francisco, Chicago and Washington, D.C.

This regional market focus provides the real estate professionals at KBS Realty Advisors with the ability to gather better local market knowledge and establish relationships with local owners, developers, brokers and lenders. These relationships provide KBS Realty Advisors with access to a unique deal flow.

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

Table II summarizes the amount and type of compensation paid to KBS affiliates during the three years ended December 31, 2004 in connection with 1) each program sponsored by a KBS investment adviser that had offerings close during this period and 2) all other programs that have made payments to KBS affiliates during this period. All of the programs represented in the table below have or had investment objectives similar to those of KBS Real Estate Investment Trust. The KBS investment adviser typically diversified the portfolios of these programs by property type and geographic region as well as investment size and investment risk. In constructing the portfolios for these programs, the KBS investment adviser specialized in acquiring a mix of value-added, enhanced-return and core real estate assets, with a focus primarily on value-added and enhanced-return assets. Like the prior funds, we will also seek to diversify our assets by investment risk by acquiring both core and enhanced-return commercial properties and other real estate-related assets. We expect to invest primarily in core investments but to make approximately 30% of our investments in enhanced-return properties. All figures are as of December 31, 2004.

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

Prior Performance is Not Indicated of Future Results

	Commingled Account 5/95(1)	Commingled Account 12/95(2)	Commingled Account 12/96(3)	Commingled Account 6/98(4)	Commingled Account 6/99(5)	Commingled Account 10/97(6)	Commingled Account 12/98(7)
Date offering commenced	(1)	(2)	(3)	(4)	(5)	(6)	(7)
Dollar amount raised	$273,100,000	$212,500,000	$266,125,050	$216,650,000	$187,000,000	$153,016,700	$210,967,612
Amount paid to sponsor from proceeds of offering:
Underwriting fees:	—	—	—	—	—	—	—
Acquisition fees:
- real estate commissions	—	—	—	—	—	—	—
- advisory fees(8)	—	—	—	—	—	—	$33,000
- other (identify and quantify)	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Dollar amount of cash generated from operations before deducting payments to sponsors	$3,431,000	$653,678	$40,413,000	$49,537,000	$61,670,000	$24,535,000	$71,848,000
Amount paid to sponsor from operations:
Property management fees(9)	$808,000	$25,000	$5,583,000	—	—	—	—
Partnership and asset management fees	$490,000	$92,096	$2,143,000	$3,414,000	$7,132,000	$1,973,000	$6,226,000
Reimbursements	—	—	—	—	—	—	—
Leasing commissions(9)	$355,000	—	$1,223,000	—	—	—	—
Construction management fees(9)	—	—	$169,000	—	—	—	—
Loan servicing fees	$61,000	—	—	—	—	—	—
Dollar amount of property sales and refinancing before deducting payments to sponsors
- cash	$55,717,000	$21,366,686	$71,480,000	$91,397,000	$69,072,000	$34,626,000	$176,951,000
- notes	—	—	—	—	—	—	—
Amounts paid to sponsor from property sales and refinancing:
- Real estate commissions(9)	$55,000	$302,500	$385,000	—	—	—	—
- Disposition fees	—	—	—	$196,000	$181,000	—	—
- Incentive fees(10)	—	$6,425,500	—	—	$310,000	—	—
- Other (identify and quantify)	—	—	—	—	—	—	—

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

(1) This program made payments to KBS affiliates during the three years ended December 31, 2004; however, it did not close any offerings during this period. Commingled Account 5/95 represents a multi-investor commingled fund that makes investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. This program made its first investment in May 1995.

(2) This program made payments to KBS affiliates during the three years ended December 31, 2004; however, it did not close any offerings during this period. Commingled Account 12/95 was a multi-investor commingled fund that made investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber was the general partner. This program made its first investment in December 1995 and its assets have been liquidated other than de minimis amounts held in reserve.

(3) This program made payments to KBS affiliates during the three years ended December 31, 2004; however, it did not close any offerings during this period. Commingled Account 12/96 represents a multi-investor commingled fund that makes investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. This program made its first investment in December 1996.

(4) This program made payments to KBS affiliates during the three years ended December 31, 2004; however, it did not close any offerings during this period. Commingled Account 6/98 represents a multi-investor commingled fund that makes investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. This program made its first investment in June 1998.

(5) This program made payments to KBS affiliates during the three years ended December 31, 2004; however, it did not close any offerings during this period. Commingled Account 6/99 represents a multi-investor commingled fund that makes investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. The account made its first investment in June 1999.

(6) This program made payments to KBS affiliates during the three years ended December 31, 2004; however, it did not close any offerings during this period. Separate Account 10/97 represents a single-client account that made investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. This program made its first investment in October 1997.

(7) This program made payments to KBS affiliates during the three years ended December 31, 2004; however, it did not close any offerings during this period. Separate Account 12/98 represents a single-client account that made investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. This program made its first investment in December 1998.

(8) Advisory fees are acquisition fees that are calculated as a percentage of equity invested and are paid to the sponsor.

(9) Fees paid to parties affiliated with the general partner of the program.

(10) Only two of the funds represented in this table, Commingled Account 12/95 and Commingled Account 6/99, paid incentive fees during the three years ended December 31, 2004. Two of the seven funds, Commingled Account 6/98 and Commingled Account 6/99, pay incentive fees based on gains from the sale of assets. The incentive fees for the remaining five funds represented in this table (Commingled Account 5/95, Commingled Account 12/95, Commingled Account 12/96, Separate Account 10/97 and Separate Account 12/98) are back-end fees based on participation interests in the net cash flows of the funds’ assets after achieving a stipulated return for the investors. These back-end incentive fees will be

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

paid during the final liquidation stage of the funds. Only two of these five funds, Commingled Account 12/95 and Commingled Account 5/95, are currently in their liquidation stage. Although Commingled Account 5/95 is in its liquidation stage and had not paid incentive fees as of December 31, 2004, as of the date of this prospectus Commingled Account 5/95 had achieved the stipulated return for the investors and paid incentive fees.

OPTION B

PRIOR PERFORMANCE SUMMARY

During the 10-year period ending December 31, 2004, two of our sponsors, Peter M. Bren and Charles J. Schreiber, Jr., have teamed to invest, manage, develop and sell high-quality U.S. commercial real estate assets for institutional investors. Together, they founded KBS Realty Advisors LLC, a registered investment adviser with the Securities and Exchange Commission and a nationally recognized real estate investment adviser. Since the formation of the first investment adviser affiliated with Messrs. Bren and Schreiber in 1992, investment advisers affiliated with Messrs. Bren and Schreiber have sponsored nine private real estate funds. We refer to the investment advisers affiliated with Messrs. Bren and Schreiber as KBS investment advisers.

The information presented in this section represents the historical experience of the real estate funds sponsored by KBS investment advisers as of December 31, 2004. By purchasing shares in this offering, you will not acquire any ownership interest in any funds to which the information in this section relates and you should not assume that you will experience returns, if any, comparable to those experienced by the investors in the real estate funds discussed. Further, the funds discussed in this section were conducted through privately held entities that were subject neither to the up-front commissions, fees and expenses associated with this offering nor all of the laws and regulations that will apply to us as a publicly offered REIT. We have omitted from this discussion information regarding the prior performance of entities for which an institutional investor engaged a KBS investment adviser if the investor had the power to reject the real estate acquisitions proposed by the KBS investment adviser. Such entities are not considered “funds” or “programs” as those terms are used in this prospectus.

Of the nine real estate funds that KBS investment advisers have sponsored, six of those were multi-investor, commingled funds and three were single-client, separate accounts. All of the prior funds were limited partnerships for which affiliates of Messrs. Bren and Schreiber act or acted as a general partner. In all cases, affiliates of Messrs. Bren and Schreiber had responsibility for acquiring, investing, managing, developing and selling the real estate assets of each of the funds. One of the multi-investor, commingled funds formed, managed and liquidated a private REIT that owned 10 retail properties.

Thirty-eight institutional investors have invested approximately $1.8 billion of equity in the nine real estate funds sponsored by KBS investment advisers. These institutional investors include public and corporate pension funds, endowments and foundations. Please see Table II under “Prior Performance Tables” in this prospectus for more information regarding the experience of our sponsors in raising funds from investors.

On behalf of these 38 institutional investors, KBS investment advisers have invested approximately $2.8 billion (including equity, debt and reinvestment of income and sales proceeds) in 266 real estate investments. No debt financing was used in acquiring the properties of six of the nine funds.

Each of these funds have or had (three of the funds have been fully liquidated) investment objectives that are similar to ours. For each of the funds, the KBS investment adviser has focused on acquiring a diverse portfolio of real estate investments. The KBS investment adviser typically diversified the portfolios of the funds by property type and geographic region as well as investment size and investment risk. In constructing the portfolios for the funds, the KBS investment adviser specialized in acquiring a mix of value-added, enhanced-return and core real estate assets, focusing primarily on value-added and enhanced-return properties. Value-added and enhanced-return assets are assets that are undervalued or that could be repositioned to enhance their value. Like the prior funds, we will also seek to diversify our assets by investment risk by acquiring both core and enhanced-return commercial properties and other real estate-related assets. We expect to invest primarily in core investments but to make approximately 30% of our investments in enhanced-return properties.

Though the prior funds were not subject to the up-front commissions, fees and expenses associated with this offering, the other funds have fee arrangements with KBS affiliates structured similar to ours. The percentage of the fees varied based on the market factors at the time the particular fund was formed. Historically a majority of the other funds paid (i) asset management fees, (ii) acquisition fees and (iii) real estate commissions, disposition fees and/or incentive fees based on participation interests in the net cash flows of the funds’ assets after achieving a stipulated return for the investors or based on gains from the sale of assets. Please see Tables II and III under “Prior Performance Tables” in this prospectus for more information regarding the fees paid to KBS affiliates by these prior funds and the operating results of these prior funds.

Substantially all of the assets acquired by the funds have involved commercial properties. In the aggregate, the capital invested by the funds in the various asset types is as follows: 65% office, 16% commercial mortgage-backed securities, 9% mortgage loans, 5% industrial, 4% retail and 1% in land, mezzanine debt and residential properties. The prior KBS funds have purchased, originated and serviced approximately $255 million (face value amount at purchase or origination) in 21 mortgage loans, excluding an interest in a CMBS portfolio in which a fund held a 25.78% interest. The prior funds purchased the bulk of these loans (approximately $179 million representing 14 of the loans) through the acquisition of loan portfolios purchased at a discount. A KBS affiliate then serviced the loans and, in many cases, foreclosed on the loans and managed the underlying assets. The balance of the loans were largely participating loans related to the development of properties (in most cases single-family residential properties). Accordingly, KBS affiliates have substantial experience investing in both commercial properties and other types of real estate-related investments.

The KBS investment advisers for the prior funds also sought to diversify the investments of the funds by geographic region as illustrated by the chart below. This chart shows investments in different geographic regions by invested capital. KBS investment advisers have emphasized their investment activity within those regions that have exhibited the potential for strong or sustainable growth. All investments by the funds were within the United States. Capital invested in the various geographic regions is as follows: 37% East, 26% South, 24% West, and 13% Midwest.

In seeking to diversify the portfolios of the funds by investment risk, KBS investment advisers have purchased both low risk, high-quality properties and high-quality but under-performing properties in need of repositioning. Substantially all of the properties purchased by the funds had prior owners and operators.

KBS investment advisers have invested over $2.8 billion (including equity, debt and reinvestment of income and sales proceeds) for its clients. As of December 31, 2004, KBS investment advisers had sold 200 properties on behalf of these nine funds, which is 75% of all properties they had acquired, and continued to manage 66 income-generating properties. The KBS investment advisers will manage these assets to significantly increase their operating cash flows. KBS investment advisers anticipate that they will sell these assets when they believe market conditions and property positioning have maximized their value.

Adverse changes in general economic conditions have occasionally affected the performance of the prior funds. For example, in the mid-1990s, in an effort to take advantage of what the KBS investment advisers believed was attractive, discounted portfolio pricing, five of the prior funds invested in real estate portfolios in the Southwest, primarily in Arizona and Texas. These portfolios were composed principally of smaller Class B buildings. The recession, beginning around 1999, resulted in more business failures among smaller tenants typical to Class B buildings. This resulted in higher vacancy rates for these buildings and in the funds investing additional capital to cover the costs of re-letting the properties. The funds also retained the buildings for a longer period of time so that the buildings would be sufficiently leased for disposition. The five funds that made such investments were Commingled Account 12/96, Commingled Account 6/98, Commingled Account 6/99, Separate Account 10/97 and Separate Account 12/98. Also in the late 1990s, three funds, Commingled Account 6/98, Commingled Account 6/99 and Separate Account 12/98, made investments in real estate located in the Northeast, primarily in Massachusetts. At that time, this area had a high concentration of tenants that were tech companies. While the funds did not have a significant number of tech companies as their tenants, the collapse of the dot-com market did result in a significant amount of office-building space being returned to the marketplace, increasing vacancy rates and substantially lowering market rents. As a result, rental rates in the buildings owned by these funds decreased on newly leased space and renewals in buildings. The area’s higher vacancy rates also increased the period of time it took the KBS investment advisers to get the properties to the planned stabilized occupancy level for disposition. All of the funds discussed in this paragraph are still in their operating stage. These adverse market conditions reduced the distributions made by these funds and may cause the total returns to investors to be lower than they otherwise would.

Please see Tables III, IV and V under “Prior Performance Tables” in this prospectus for more information regarding the operating results of the prior funds sponsored by KBS investment advisers, information regarding the results of the completed funds and information regarding the sales or disposals of properties by these funds.

To execute their business strategy, Messrs. Bren and Schreiber have organized their team of real estate professionals by markets. Regional Presidents, Acquisition/Disposition Officers and Asset Managers have specific market responsibility. The map below details those professionals, their regional responsibility and their target markets. The attached map also shows the regional offices KBS Realty Advisors has recently opened in San Francisco, Chicago and Washington, D.C.

This regional market focus provides the real estate professionals at KBS Realty Advisors with the ability to gather better local market knowledge and establish relationships with local owners, developers, brokers and lenders. These relationships provide KBS Realty Advisors with access to a unique deal flow.

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

Table II summarizes the amount and type of compensation paid to KBS affiliates during the three years ended December 31, 2004 in connection with 1) each program sponsored by a KBS investment adviser that had offerings close during this period and 2) all other programs that have made payments to KBS affiliates during this period. All of the programs represented in the table below have or had investment objectives similar to those of KBS Real Estate Investment Trust. The KBS investment adviser typically diversified the portfolios of these programs by property type and geographic region as well as investment size and investment risk. In constructing the portfolios for these programs, the KBS investment adviser specialized in acquiring a mix of value-added, enhanced-return and core real estate assets, with a focus primarily on value-added and enhanced-return assets. Like the prior funds, we will also seek to diversify our assets by investment risk by acquiring both core and enhanced-return commercial properties and other real estate-related assets. We expect to invest primarily in core investments but to make approximately 30% of our investments in enhanced-return properties. All figures are as of December 31, 2004.

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

	Commingled Account 5/95(1)	Commingled Account 12/95(2)	Commingled Account 12/96(3)	Commingled Account 6/98(4)	Commingled Account 6/99(5)	Separate Account 10/97(6)	Separate Account 12/98(7)
Date offering commenced	(1)	(2)	(3)	(4)	(5)	(6)	(7)
Dollar amount raised	$273,100,000	$212,500,000	$266,125,050	$216,650,000	$187,000,000	$153,016,700	$210,967,612
Amount paid to sponsor from proceeds of offering:
Underwriting fees	—	—	—	—	—	—	—
Acquisition fees:
- real estate commissions	—	—	—	—	—	—	—
- advisory fees(8)	—	—	—	—	—	—	$33,000
- other (identify and quantify)	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Dollar amount of cash generated from operations before deducting payments to sponsors	$3,431,000	$653,678	$40,413,000	$49,537,000	$61,670,000	$24,535,000	$71,848,000
Amount paid to sponsor from operations:
Property management fees(9)	$808,000	$25,000	$5,583,000	—	—	—	—
Partnership and asset management fees	$490,000	$92,096	$2,143,000	$3,414,000	$7,132,000	$1,973,000	$6,226,000
Reimbursements	—	—	—	—	—	—	—
Leasing commissions(9)	$355,000	—	$1,223,000	—	—	—	—
Construction management fees(9)	—	—	$169,000	—	—	—	—
Loan servicing fees	$61,000	—	—	—	—	—	—
Dollar amount of property sales and refinancing before deducting payments to sponsors
- cash	$55,717,000	$21,366,686	$71,480,000	$91,397,000	$69,072,000	$34,626,000	$176,951,000
- notes	—	—	—	—	—	—	—
Amounts paid to sponsor from property sales and refinancing:
- Real estate commissions(9)	$55,000	$302,500	$385,000	—	—	—	—
- Disposition fees	—	—	—	$196,000	$181,000	—	—
- Incentive fees(10)	—	$6,425,500	—	—	$310,000	—	—
- Other (identify and quantify)	—	—	—	—	—	—	—

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

(1) This program made payments to KBS affiliates during the three years ended December 31, 2004; however, it did not close any offerings during this period. Commingled Account 5/95 represents a multi-investor commingled fund that makes investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. This program made its first investment in May 1995.

(2) This program made payments to KBS affiliates during the three years ended December 31, 2004; however, it did not close any offerings during this period. Commingled Account 12/95 was a multi-investor commingled fund that made investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber was the general partner. This program made its first investment in December 1995 and its assets have been liquidated other than de minimis amounts held in reserve.

(3) This program made payments to KBS affiliates during the three years ended December 31, 2004; however, it did not close any offerings during this period. Commingled Account 12/96 represents a multi-investor commingled fund that makes investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. This program made its first investment in December 1996.

(4) This program made payments to KBS affiliates during the three years ended December 31, 2004; however, it did not close any offerings during this period. Commingled Account 6/98 represents a multi-investor commingled fund that makes investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. This program made its first investment in June 1998.

(5) This program made payments to KBS affiliates during the three years ended December 31, 2004; however, it did not close any offerings during this period. Commingled Account 6/99 represents a multi-investor commingled fund that makes investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. The account made its first investment in June 1999.

(6) This program made payments to KBS affiliates during the three years ended December 31, 2004; however, it did not close any offerings during this period. Separate Account 10/97 represents a single-client account that made investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. This program made its first investment in October 1997.

(7) This program made payments to KBS affiliates during the three years ended December 31, 2004; however, it did not close any offerings during this period. Separate Account 12/98 represents a single-client account that made investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. This program made its first investment in December 1998.

(8) Advisory fees are acquisition fees that are calculated as a percentage of equity invested and are paid to the sponsor.

(9)	Fees paid to parties affiliated with the general partner of the program.

(10) Only two of the funds represented in this table, Commingled Account 12/95 and Commingled Account 6/99, paid incentive fees during the three years ended December 31, 2004. Two of the seven funds, Commingled Account 6/98 and Commingled Account 6/99, pay incentive fees based on gains from the sale of assets. The incentive fees for the remaining five funds represented in this table (Commingled Account 5/95, Commingled Account 12/95, Commingled Account 12/96, Separate Account 10/97 and Separate Account 12/98) are back-end fees based on participation interests in the net cash flows of the funds’ assets after achieving a stipulated return for the investors. These back-end incentive fees will be

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

paid during the final liquidation stage of the funds. Only two of these five funds, Commingled Account 12/95 and Commingled Account 5/95, are currently in their liquidation stage. Although Commingled Account 5/95 is in its liquidation stage and had not paid incentive fees as of December 31, 2004, as of the date of this prospectus Commingled Account 5/95 had achieved the stipulated return for the investors and paid incentive fees.